                                                                    Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management discussion and analysis is as of March 26, 2007 and should be read in conjunction with the audited consolidated financial statements of JED Oil Inc. ("JED" or the "Company") for the years ended December 31, 2006 and 2005, together with accompanying notes. Additional information relating to the Company, including the Company's Annual Information Form ("AIF"), can be found on the SEDAR website at www.sedar.com.

Discussion with regard to JED's 2006 outlook is based on currently available information. All amounts are stated in United States dollars except where otherwise indicated. The financial data presented below has been prepared in accordance with United States generally accepted accounting principles (GAAP). The reporting currency is the United States dollar and the functional currency is the Canadian dollar.

The term barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 thousand cubic feet (mcf) equals 1 barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversion in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward looking statements. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described elsewhere in this MD&A.

Other sections of this MD&A may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements except as required by law. Furthermore, the forward-looking statements contained in this annual report are made as of the date of this report, and we undertake no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise except as required by law. The forward-looking statements in this annual report are expressly qualified by this cautionary statement.

GOING CONCERN UNCERTAINTY

The consolidated financial statements have been prepared on a going concern basis which assumes that JED Oil Inc. (the "Company" or "JED") will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $74,152,821 and realized a negative cash flow from operating activities of $4,927,696 for the year ended December 31, 2006. At December 31, 2006, the Company had a working capital deficiency of $3,033,553 and a stockholder's deficiency of $42,021,710. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

As at December 31, 2006, the Company has recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $85,321,927. These write-downs do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Notes Payable and the Convertible Preferred Shares Payable will not meet the amount required to repay these obligations as they become due. Therefore, the Company has recently offered many of the Company's oil and gas assets for sale with a plan to re-invest the proceeds into new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff. A rationalization of the assets has yielded sales which have been used to pay down liabilities incurred to develop the assets.

The Convertible Notes Payable and Convertible Preferred Shares outstanding are due to be repaid February 1, 2008 unless they are converted to common shares. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.

The outcome of these matters is dependant on factors outside of the Company's control and cannot be predicted at this time.

These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

SELECTED ANNUAL INFORMATION
(IN THOUSAND'S, EXCEPT PER SHARE DATA)

                                                        2006       2005       2004
                                                      --------   --------   --------
Revenue, before royalties                             $ 25,253   $  9,659   $  1,519
Cash provided by (used in) operations                 $ (4,928)  $  2,812   $   (868)
Net income (loss) applicable to common stockholders   $(77,558)  $  1,143    ($8,547)
Net income (loss) per share - basic (1)(2)            $  (5.21)  $   0.08     ($0.81)
Net income (loss) per share - diluted (1)(2)          $  (5.21)  $   0.07     ($0.81)
Preferred share dividends - per share                 $   0.92         --         --
Capital expenditures                                  $ 76.984   $ 43,708   $ 10,353
Working capital (deficiency)                           ($3,034)   ($3,616)  $ 18,303
Total assets                                          $ 36,016   $ 75,719   $ 29,034
Total long-term liabilities                           $ 40,989   $ 21,401   $    255
Production (BOE/d)                                       1,659        631        126

(1) Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005.

OPERATIONS SUMMARY
(IN THOUSAND'S, EXCEPT PERCENTAGES AND PER SHARE DATA)

                                                           2006                         2005
                                               ----------------------------   ------------------------
                                                   $        $/BOE       %        $       $/BOE      %
                                               --------   --------   ------   -------   -------   ----
Petroleum and natural gas revenue              $ 25,253   $  41.71     99.6   $ 9,659   $ 41.93   94.1
Interest                                       $    112   $   0.18      0.4   $   605   $  2.62    5.9
                                               --------   --------   ------   -------   -------   ----
Total revenue                                  $ 25,365   $  41.90    100.0   $10,264   $ 44.55    100
Royalties, net of ARTC                         $  4,651   $   7.68     18.4   $ 1,654   $  7.18   16.2
Production costs                               $  4,725   $   7.80     18.6   $ 1,415   $  6.14   13.8
                                               --------   --------   ------   -------   -------   ----
Field netback (1)                              $ 15,989   $  26.41     63.0   $ 7,195   $ 31.23   70.0
General and administrative(2)                  $  4,028   $   6.65     15.9   $ 1,125   $  4.88   11.0
Interest on convertible note and revolving
   loan                                        $  4,495   $   7.42     17.7   $   846   $  3.67    8.2
                                               --------   --------   ------   -------   -------   ----
Funds from operations (1)                      $  7,466   $   9.62     29.4   $ 5,224   $ 22.68   50.8
Stock based compensation                       $    632   $   1.04      2.5   $ 1,078   $  4.68   10.5
Amortization of deferred finance costs         $    921   $   1.52      3.6        --        --     --
Depletion, depreciation and accretion          $ 79,011   $ 130.50    311.5   $ 3,503   $ 15.21   34.1
Foreign exchange (gain) loss                   $  1,055   $   1.74      4.2     ($500)   ($2.17)  (4.9)
                                               --------   --------   ------   -------   -------   ----
Net income (loss)                              $(74,153)  $(120.96)  (292.3)  $ 1,143   $  4.96   11.1
                                               --------   --------   ------   -------   -------   ----
Preferred share dividends                      $  1,655       2.73      6.5        --        --     --
                                               --------   --------   ------   -------   -------   ----
Amortization of preferred share issuance
   costs                                       $    299       0.49     1.18        --        --     --
                                               --------   --------   ------   -------   -------   ----
Foreign exchange loss on preferred shares      $  1,451       2.40     5.72        --        --     --
                                               --------   --------   ------   -------   -------   ----
Net income (loss) available to shareholders    $(77,558)  $(126.09)  (305.8)  $ 1,143   $  4.96   11.1
                                               ========   ========   ======   =======   =======   ====

(1) Both field netback and funds from operations are non-GAAP measures and may not be comparable to the calculation of similar measures for other entities. Field netback is defined as total revenues less field related costs including royalties, net of ARTC, and production costs.

(2) General and administrative expense is shown net of stock based compensation.

PRODUCTION AND REVENUE
(in thousand's except for percentages, volumes and per unit amounts)

                                              2006     2005    Change
                                            -------   ------   ------
PRODUCTION
Crude oil and natural gas liquids (bbl/d)       635      458     39%
Natural gas (mcf/d)                           6,144    1,040    491%
                                            -------   ------    ---
Oil equivalent (BOE/d)                        1,659      631    163%
                                            =======   ======    ===

PRODUCTION REVENUE
Crude oil and natural gas liquids           $11,785   $6,705     76%
Natural gas (mcf/d)                         $13,468   $2,954    356%
                                            -------   ------    ---
Production revenue                          $25,253   $9,659    161%
                                            =======   ======    ===

AVERAGE PRICES
Crude oil and natural gas liquids ($/bbl)   $ 50.87   $40.11     27%
Natural gas ($/mcf)                         $  6.01   $ 7.78    (23)%
                                            -------   ------    ---
Oil equivalent ($/BOE)                      $ 41.71   $41.92      0%
                                            =======   ======    ===

The increase in petroleum and natural gas revenue production of 163% includes a 491% increase in natural gas production and was due to significant drilling programs during the year. The Company also entered into an asset swap in the third quarter of the year which resulted in an exchange of properties whereby the Company acquired additional interests in the Ferrier area of Alberta, which is a primarily natural gas producing property, in exchange for properties that were mainly oil producing.

In 2005 the Company's production was weighted over 2:1 crude oil and natural gas liquids to natural gas in both production and production revenues. The weighting of oil and products to natural gas production has shifted during 2006 to over 60% natural gas average production for the year, while natural gas revenues have only just surpassed crude oil and natural gas liquids revenues by a ratio of 53% natural gas revenues to 47% crude oil and natural gas liquids. The drop in natural gas prices by 23% with the Company's production weighting switching toward that commodity has hampered revenue growth and cash flow.

In 2006, the Company continued with an aggressive growth strategy. JED has assets in Ferrier in west central Alberta, and Sousa in northern Alberta. Through our wholly-owned subsidiary, JED USA, we have assets in the Midale play in North Dakota and in Pinedale, Wyoming. JED is considering a farm-out strategy in the Pinedale area and is in the process of evaluating and acquiring other properties.

During 2006 JED drilled 16 wells (9.6 net) with 100% success encountering gas in the liquids rich Ellerslie and Rock Creek Formations for a total of 25 (15.9 net) wells in Ferrier. A compression facility was also constructed in 2006 in this area and four sections of land were purchased at an Alberta Crown land sale. In the property swap with Enterra effective July 1, 2006, JED acquired additional assets in Ferrier. Prior to the property swap with Enterra, JED had the option to earn a 70% working interest per spacing unit by paying 100% of the drilling, completion and tie-in costs under a farm-in from Enterra on 35,877 acres of land. Effective November 1, 2006, JED sold its assets in East Ferrier, because they lacked the parameters for upside that JED is targeting. At December 31, 2006, JED held interests in 20 wells (18.75 net) in North Ferrier, with an additional 4 to 6 possible drilling locations. JED is currently considering offers for the North Ferrier assets as part of a plan to generate funds that would be reinvested into further drilling activity.

The Company also developed a property in north eastern British Columbia in the Desan area. JED drilled 6 wells resulting in 4 producing wells (net 2.8). The assets were sold as part of the swap agreement with Enterra.

JED Oil (USA) Inc. was also active during 2006 in North Dakota and Wyoming through farm-in agreements with JMG Exploration Inc. ("JMG"). JED started drilling the North Dakota Midale zone play in early 2006 as a follow up to an offsetting exploratory Midale horizontal well drilled by JMG in late 2005. During 2006 JED drilled 4 (1.8 net) Midale horizontal wells. The area has year round drilling access. The Wyoming property in the Pinedale area was very disappointing given its location. The property is adjacent to a large productive hydrocarbon pool and wells in the area are expensive to drill. The Company encountered water on its first drilling location which hampered production.

The Company had a 70% interest under farm-in from JMG, Inc. (a related party) in 1 North Dakota Bakken zone horizontal well offsetting an exploratory discovery well drilled by JMG. The well was put on production in January, 2006. Effective October 1, 2006, JMG sold its Bakken assets and JED USA sold its interest in the well to the same buyer.

JED Oil (USA) Inc. also drilled 2 natural gas wells (net 1.1) in the Pinedale area of Wyoming and put them on production during 2006 as part of a farm-in arrangement with JMG.

Production for the fourth quarter of 2006 averaged 1,278 BOE per day compared to 595 BOE per day for the fourth quarter of 2005. The increase of 115% was due to drilling results and the impact of the swap transaction. Results were lowered due to the sale of a portion of the Ferrier assets which was effective October 1, 2006. Petroleum and natural gas revenue for the fourth quarter of 2006 increased 86% to $4.9 million compared with $2.6 million for the same period in 2005. The increase is attributable to the increased production quantities but slightly offset by lower commodity prices for natural gas and the change in the Company's relative balance of production between oil and natural gas.

The Company currently has no derivative financial or physical delivery contracts in place.

ROYALTIES
(in thousand's except BOE amounts)

                                          2006              2005
                                    ---------------   ---------------
                                       $      $/BOE      $      $/BOE
                                    ------   ------   ------   ------
Crown royalties                     $4,132   $ 6.82   $1,046   $ 4.54
Other royalties                     $  960   $ 1.59   $  949   $ 4.12
                                    ------   ------   ------   ------
Gross royalties                     $5,092   $ 8.41   $1,995   $ 8.66
Alberta Royalty Tax Credit (ARTC)   $ (441)  $(0.73)  $ (341)  $(1.48)
                                    ------   ------   ------   ------
Net royalties                       $4,651   $ 7.68   $1,654   $ 7.18
                                    ======   ======   ======   ======

Gross Royalties, before ARTC, on a barrel of oil equivalent basis, remained almost constant with a decrease of 3% from $8.66 in 2005 to $8.41 per BOE in 2006.

Crown royalties per BOE increased by 50% due to a higher percentage of total production volumes being produced from crown lands in 2006 compared with 2005. The lower natural gas commodity prices attracting a lower royalty per BOE partially offset the impact.

Other royalties, consisting of freehold royalties and gross overriding royalties, remained relatively the same on a total dollar basis but on a BOE basis declined 61% from $4.12 in 2005 to $1.59 in 2006. The reduction in per BOE cost is due to the concentration of production throughout the year in the Ferrier area which is primarily subject to crown royalties.

For the fourth quarter of 2006, net royalties increased from $0.5 million in 2005 to $0.9 million. The increase is attributable to the increased production for the fourth quarter of 2006 compared with the same period in 2005.

PRODUCTION EXPENSES
(in thousand's except for percentages and BOE amounts)

                               2006     2005    Change
                              ------   ------   ------
Production expenses           $4,725   $1,415    234%
                              ------   ------    ---
Production expenses per boe   $ 7.80   $ 6.14     27%
                              ======   ======    ===

Production expenses, which include transportation costs, increased 27% to $7.80 per BOE from $6.14 per BOE in 2005. The increase per BOE is attributed to the overall increase in industry operating costs due to record oil and gas activity levels during 2005 and 2006.

Production expenses for the fourth quarter of 2006 were $0.8 million or $13.82 per BOE compared with $0.6 million and $10.29 per BOE in the fourth quarter of 2005. The increase of $3.53 per BOE, or 34% is partially due to the increase in industry cost, however, an additional cost related to the transition of operations due to the asset swap contributed to the increase.

GENERAL AND ADMINISTRATIVE EXPENSES
(in thousand's except for percentages and BOE amounts)

                                                                   2006     $/BOE     2005     $/BOE
                                                                 -------   ------   -------   -------
Gross general and administrative expense                         $ 6,457   $10.67   $ 3,930   $ 17.06
2004 bonus recovery from Enterra                                 $    --   $   --   ($  831)  ($ 3.61)
                                                                 -------   ------   -------   -------
General and administrative expenses, net of bonus recovery       $ 6,457   $10.67   $ 3,099   $ 13.45
Overhead recoveries and capitalized general and administrative   $(1,797)  $(2.97)  ($  897)  ($ 3.90)
                                                                 -------   ------   -------   -------
General and administrative expenses, net of recovered amounts    $ 4,660   $ 7.70   $ 2,202   $  9.56
                                                                 =======   ======   =======   =======

The Technical Services Agreement between Enterra and JED was terminated at the start of 2006 and replaced by a Joint Services Agreement. The Joint Services Agreement was terminated later in 2006. The Companies are no longer considered related parties.

General and administrative expenses ("G&A"), before overhead recoveries and capitalized G&A increased by approximately 108% from $3.1 million in 2005 to $6.5 million in 2006. On a per Boe basis G&A costs decreased by 21% due to production and costs that were being reduced in the last quarter of 2006 and the larger stock compensation benefits incurred in 2005. The Company grew very quickly in 2005 as activity levels in the Company were also growing. The increase in general and administrative expenses in 2006 is due to increased staffing levels and associated personnel and office costs due to the increased drilling activities in 2006 and the increase in salary and benefits to retain quality staff in this very competitive market. The per Boe decrease reflects the fact that the Company was bringing more oil and natural gas production on-stream.

We anticipate much lower general and administrative expenses in 2007 once the costs of restructuring the Company are past us. In the fourth quarter of 2006, the Company started a plan to reduce expenses due to poor drilling results and the subsequent deterioration of the financial position of the Company. During the initial stages of that plan, the Company incurred additional one-time expenses for severance and other expenses relating to implementing the down-sizing of the staff in the fourth quarter of 2006. In order to avoid the high costs related to being located in a metropolitan centre, the Company is moving its offices to Didsbury, Alberta, a smaller center in rural Alberta, at the end of March 2007.

STOCK-BASED COMPENSATION

Stock-based compensation decreased from $1.1 million in 2005 to 0.6 million in 2006. The expense reduction was due to adjustments that were necessary to the cost of previously issued options where the estimate of forfeitures had been at a much lower level than the actual forfeitures which accrued. The Company's restructuring of staff meant that a large number of options were forfeited during the year. Increased volatility in the market price of the Company's shares increases the fair value per share of the stock options. Therefore the value of the options issued during the year partially offset the impact of the forfeitures.

On December 14, 2006, the Company issued options to employees to encourage retention of staff. The total fair value associated with the option grant was $1.2 million of which only $20 thousand was expensed in the year. Stock-based compensation related to the issue of stock options is amortized over the vesting period of 3 years.

DEFERRED FINANCING COSTS

Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.

FOREIGN EXCHANGE

The total foreign exchange loss for the year was $2.5 million down from a gain in 2005 of $0.5 million. The current year loss is made up of a $1.0 million foreign exchange loss included in the expense caption on the income statement relating to the translation during the period of balance sheet accounts except preferred share balances. The remaining $1.5 million loss relates to the Preferred Shares and is shown as a charge in calculating the net loss applicable to common shareholders. The impact of revaluing redeemable convertible preferred shares is recorded in stockholders' equity. The United States dollar ("U.S.") was quite strong against the Canadian dollar ("CAN") at the start of 2006, weakened by over $0.05 in mid-year, fluctuated in the third quarter and then gained strength to end 2006 close to the years opening rate. The strengthening of the U.S. dollar from mid-year when we issued $50 million of convertible notes and convertible redeemable preferred shares has created the majority of the foreign exchange loss. Due to the fact that the Company's functional currency is the Canadian dollar, the debt is carried in the Company's records in Canadian dollars and translated at each reporting period end date.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion is determined on the unit-of-production method based on estimated gross proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included. The Company did not have any costs of unproved properties to exclude from the depletion calculation at December 31, 2006 ($1.6 million in 2005). Drilling locations that are considered prospective by the Company are within developed land.

At December 31, 2006, the Company incurred a ceiling test write-down of Canadian oil and natural gas properties in the amount of $5,044,975 (2005 -- $Nil) that is included in depletion, depreciation and accretion in the 2006 Consolidated Statement of Operations. The write-down was caused by higher than anticipated production declines in natural gas producing wells which resulted in a revision to the estimate of proved reserves for those wells. At September 30, 2006, the Company incurred a ceiling test write-down Canadian oil and natural gas properties in the amount of $44,525,920 (2005 - $Nil) and $16,444,640 (2005 --
Nil) relating to impairment of oil and natural gas properties located in the United States. The September 30, 2006 write-downs were caused by higher than normal costs due to the Company performing the majority of its drilling activity through farm-ins; the reduction of proven reserves from reserve estimates due to uncertainty created by long regulatory approval of down-spacing applications; an exchange of interests in oil and natural gas properties which resulted in the Company swapping mature oil producing interests for interests in a natural gas field resulting in higher weighting of the Company's assets in natural gas; and low natural gas prices at September 30, 2006 which resulted in a lower value for ceiling test purposes. For the year ended December 31, 2006, the Company recorded ceiling test write-downs totaling $66,015,535 and made up of $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets as part of the depletion and depreciation provision.

Depletion, depreciation and accretion, after removing the ceiling test write-down of $66.0 million at December 31, 2006, averaged $20.47 per BOE, an increase of 35% from $15.21 per BOE in 2005. The increase in depletion, depreciation and accretion is due to the high costs associated with the drilling programs during the year relative to reserve increases and production declines.

The Company recognizes an asset retirement obligation "ARO" associated with the retirement of a tangible long-lived assets as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.

The provision for asset retirement obligations are determined by management in consultation with the Company's independent engineers and are based on prevailing regulations, costs, technology and industry standards. The estimated present value of the Company's asset retirement obligation is $1.2 million (2005
- $1.4 million) based on an estimated cost of $1.9 million (2005 -- 2.7 million), determined using a credit adjusted risk free interest rate of 8.0% and an inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives underlying the assets, which currently extend from 6 to 14 years into the future. Current expenditures for actual abandonment and site restoration in 2006 were $nil (2005 - $nil).

For the fourth quarter of 2006, depletion, depreciation and accretion expense was $5.1 million compared with $1.2 million in the fourth quarter of 2005. The increase is due to increased production for the period of 114%, high capital costs of new reserves, and reserve revisions at December 31, 2006.

INTEREST EXPENSE

Interest expense for 2006 is substantially higher than in the previous year. The Company arranged a line of credit in March of 2006 and increased convertible notes outstanding from $20 million at the end of 2005 to over $40 million in June 2006. Total interest expense for 2006 was $4.5 million versus $0.8 million in 2005.

Interest incurred in the fourth quarter of 2006 amounted to $1.8 million compared to $0.5 million in the fourth quarter of 2005.

INCOME TAXES

The Company has recorded no current or future income taxes, capital taxes or other taxes for the years 2006 and 2005. The Company incurred non-capital losses in Canada for income tax purposes for years 2003 to 2006 totaling approximately $13,736,000 of which $6,568,000 was used in the current year and $7,394,000 is available for application against future taxable income and will expire in the year 2012.

The Company incurred non-capital losses in the United States for income tax purposes for the years 2005 and 2006 totaling approximately $15,775,000 that are available against future taxable income and will expire in the years 2025 - $1,572,000 and 2026 - $14,203,000.

NET INCOME (LOSS)
(in thousand's except for per share amounts)

                                                        2006       2005
                                                      --------   -------
Net income (loss) applicable to common stockholders   $(77,558)  $ 1,143
Net income  (loss) - per basic share (1)              $  (5.21)  $  0.08
Net income (loss) - per diluted share (1)             $  (5.21)  $  0.07
Weighted average shares outstanding - basic (1)         14,873    14,470
Weighted average shares outstanding - diluted (1)       14,873    15,274

(1) Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005.

Net income decreased by $78.7 million from a $1.1 million net income in 2005 to a loss of $77.6 million in 2006. The large ceiling test write downs were the largest single cause of the loss making up over $66 million of the amount. The Company had geared up its operations in the latter part of 2005 due to increased drilling activity and production. The costs associated with a larger staff, more assets, and higher production levels combined with revenues that were impacted negatively by the change in weighting of the Company's assets from oil to natural gas and lower than expected natural gas prices.

Net income per share decreased to a loss of $(5.21) per basic share versus net income per share of $0.08 in 2005.

LIQUIDITY AND CAPITAL RESOURCES

As noted previously, the Company has added a going concern uncertainty in the notes to the financial statements. Presently, the Company has a working capital deficiency, as well as a stockholder's deficiency as a result of operations. The Company's bank, through which the Company has a $18 million revolving loan facility, will be reviewing the Company's assets and financial position in order to determine a new lending limit. We anticipate that the new limit will be less than the existing facility limit due to a sale of assets in the fourth quarter. Importantly, the Company's long-term debt and convertible redeemable preferred shares mature at the first of February, 2008. Cash flows from existing assets, as projected, will not meet the amounts necessary to repay these obligations as they become due. The Company has recently offered many of its assets for sale with a plan to re-invest the proceeds into new drilling activity in order to create more value and cash flow.

The Company had capital expenditures of $76,984 during 2006 (2005 - $43.7 million) including non-cash amounts of $12,822, which were financed through a combination of the proceeds of the $50 million convertible note and convertible redeemable preferred share issue, the proceeds of the sale of a portion of the Company's assets in the fourth quarter, the proceeds from the exercise of stock options and available lines of credit.

In March 2006, the Company entered into a C$20 million (US$17.2 million) credit facility with a Canadian banking institution. The credit facility was subsequently increased to C$21 million (US$18.1). The credit facility available to the Company is in part determined by the borrowing base of the Company. This borrowing base has an upper limit of C$30 million ($25.7 million) pending the confirmation of certain production levels. The borrowing base may be reduced by several factors including the material decline in commodity prices or revisions in reserves estimates, thereby reducing the credit facility available to the Company. The Company expects a reduction of the line due to the sale of properties in the year.

The Company entered into a $20,000,000 Convertible Subordinated Note Agreement with a qualified investor limited partnership in August 2005. The convertible note bore interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005; the note was redeemable on February 1, 2008. The note was convertible at the holder's option into 1,000,000 common shares of the Company at a value of $20 per share.

In May 2006, the Company offered the holders of the notes an opportunity to convert their debt at a revised conversion price of $17.50 per share. On May 17 and 19, holders of $100,000 and $900,000 of the principal balance converted their holdings for 5,714 and 51,428 common shares respectively.

On May 24, 2006 $5,765,000 of the face value of the August 3, 2005 note was replaced with the Amended and Restated Convertible Note. The Amended and Restated Convertible Note Payable bears interest at a rate of 10% per annum payable in quarterly instalments commencing on June 30, 2006. The note is convertible at the holder's option into 360,315 common shares at a value of $16 per share. In the event of the Company undergoes a change in control, the holder can redeem the note for cash equivalent to 120% of the remaining note principal. The note matures on February 1, 2008.

In May of 2006, the Company permitted the holders of the August 3, 2005 note a one-time election to convert all or part of the Note to the Series "B" convertible preferred shares. On May 24, 2006, holders of $13,235,000 of the face value of the note converted their holdings to Series B Convertible Preferred Shares. The preferred shares are non-voting and pay dividends at a rate of 10% per annum payable in quarterly payments commencing on September 30, 2006. Payments shall be made on the fifteenth day of the month following the end of each such calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing average fifteen day weighted average closing price immediately preceding the last day of such quarter. The preferred shares issued on conversion of notes and in the private placement are convertible at the holder's option into 827,185 and 970,313 common shares of the Company, respectively, at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares. The preferred shares are to be redeemed by the Company on February 1, 2008.

On June 1, 2006, the Company entered into a $34,475,000 10% Senior Subordinated Convertible Note Purchase Agreement with multiple investors through a private placement. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006. The note is convertible at the holders' option into 2,154,688 common shares of the Company at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal. The note matures on February 1, 2008.

At December 31, 2006 the Company had a working capital deficiency of $3.0 million (2005 - $3.6 million) including a revolving bank loan of $1.5 million (2005 - $ nil).

On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereby the Company advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the note, the Company will be provided with five dedicated drilling rigs for a period of three years. The advance will be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full. The note is secured by a General Security Agreement over all assets of the third party, bears no interest and has no set repayment schedule. To date, three of the five rigs have been delivered.

The Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years. The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each separate contract. At December 31, 2006, JED has received delivery of three of the rigs. The remaining two rigs are not scheduled to be delivered until the later half of 2007. For the year 2007, the minimum capital requirement to satisfy the terms of the contracts is estimated to be $3.3 million. The total commitment over the life of these contracts is estimated to be $17.7 million.

The Company has undiscounted future development costs of $3.8 million associated with the development of the Company's proved non-producing and proved undeveloped properties, as estimated by the independent engineers. Should the Company not fulfill its future development obligations, the amount and value of the Company's proved reserves could be reduced.

RELATED PARTY TRANSACTIONS

Under an Agreement of Business Principles dated September 1, 2003 as amended August 1, 2004, properties acquired by Enterra Energy Trust ("Enterra") were contract operated and drilled by JMG Exploration, Inc. ("JMG"), if they were exploration properties, and contract operated and drilled by JED if they were development projects. Exploration of the properties was performed by JMG, which paid 100% of the exploration costs to earn a 70% working interest in the properties. When JMG discovered commercially viable reserves on the exploration properties, Enterra had the right to purchase 80% of JMG's working interest in the properties at a fair value as determined by independent engineers. Should Enterra elect to have JED develop the properties, development would be done by JED, which would pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra had a first right to purchase assets developed by JED. The amended Agreement of Business Principles was terminated on September 13, 2006.

Under a Technical Services Agreement dated January 1, 2004, both the Company and Enterra provided operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provided these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. For the year ended December 31, 2005, the Company charged general and administrative expenses and field operating expenses to Enterra of $5,112,744. The total outstanding from Enterra at December 31, 2005 was $6,205,676 (December 31, 2004 - $1,796,632) and was settled as part of the asset swap agreement. Effective January 1, 2006, the Technical Services Agreement with Enterra and JMG was terminated by all parties and replaced with Joint Services Agreements between the Company and Enterra and between the Company and JMG separately. The Joint Services Agreement allowed for the temporary provision of services as mutually agreed upon on a grossed-up cost basis. Effective March 31, 2006, JED and Enterra had separate boards of directors, management, and employees and therefore Enterra was no longer considered a related party.

On January 28, 2004, pursuant to a farm-in/joint venture agreement signed in January 2004 with Enterra Energy Corp., the Company advanced Enterra $12,832,125 (Cdn$17,000,000). The advance was subsequently repaid on June 29, 2004 together with accrued interest of $231,043 at an effective interest rate of 4.39%. Due to the strengthening of the Canadian dollar relative to the United States dollars, when the receipt of funds was translated from the operating currency of Canadian dollars to the reporting currency of United States dollars, a cash inflow of $12,636,587 was recorded on the consolidated statement of cash flows, which resulted in cash used in financing activities of $195,538.

On December 23, 2004, the Company loaned $1,992,032 (Cdn$2,400,000) to Enterra, a joint venture partner whose Chairman of the Board was also Chairman of the Company's Board. The loan was originally repayable on or before June 29, 2005, however, the term of the loan was extended. The revised terms of the loan called for interest to be calculated at a rate of 10% per annum. During the year ended December 31, 2005, the Company loaned additional funds of $8,576,797 under the same terms of which Enterra repaid $3,707,775. The total outstanding from Enterra, including accrued interest, under the promissory note at December 31, 2005 was $6,861,054 (December 31, 2004 - $1,992,032). During 2006 the entire loan together with accrued interest was repaid in full as part of the asset swap agreement.

In August 2004, the Company acquired 250,000 common shares of JMG, a private company at the time of the Company's investment, representing approximately 11% equity interest in the total voting share capital of JMG, for cash consideration of $1,000,000. In August 2005, JMG completed its initial public offering which reduced the Company's ownership in JMG to approximately 6%. The Company is represented with two of the five seats on the JMG Board of Directors. The Company's investment in JMG is being accounted for using the equity method. At December 31, 2004, the Company owned 100% of the common shares of JMG and was required to include 100% of the equity loss of JMG for the period then ended. As the loss incurred by JMG for the period ended December 31, 2004 exceeded JED's net investment, the Company reduced its net investment to zero. However, as JED has not guaranteed any obligations or is not committed to any further financial support, no additional equity losses on the JMG investment has been recorded.

During the year ended December 31, 2005, the Company entered into the following transactions with JMG:

(i) JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $711,134. These services were provided under the terms of the Technical Services Agreement on an expense reimbursement basis.

(ii) in consideration for the assignment of JED's interests in certain oil and gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount $85,085 for the year ended December 31, 2005, on a cost recovery basis.

In connection with these transactions the total amount receivable from JMG at December 31, 2005 was $401,142. Subsequent to year-end, this amount was repaid in full.

On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis.

During the year ended December 31, 2006, the Company entered into the following transactions with JMG:

(i) JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $391,494.

(ii) JED charged JMG an operator's overhead recovery based on capital expenditures made of $119,553.

(i) JED charged JMG $5,187,286 in capital expenditures and $116,833 in operating costs for wells operated by JED where JMG was a joint venture partner.

(i) JMG charged JED $5,857,320 in capital expenditures and $64,403 in operating costs for wells operated by JMG where JED was a joint venture partner.

In connection with these transactions the total amount receivable from JMG at December 31, 2006 $1,426,102 (December 31, 2005 - $401,142).

On February 27, 2006, the Company and JMG Exploration, Inc. announced that they had signed a letter of intent for JED to acquire JMG. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. Completion of the proposed transaction was subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and JED. In addition, completion of the transaction was subject to receipt of all regulatory and stock exchange approvals in the United States and Canada and the approval of the shareholders of both JMG and JED. On November 20, 2006 The Special Independent Committee of JMG gave notice to JED that it had decided not to pursue the proposed transaction citing material changes to both companies and general market conditions.

BUSINESS RISK

Exploration, development and production of petroleum and natural gas involves many risks that even the combination of experience and diligent evaluation may not be sufficient to overcome. Utilizing highly skilled professionals, focusing in areas where the Company has existing knowledge and expertise or access to such expertise, using the most up to date technology, and controlling costs to maximize margins, mitigate these risks. The Company maintains a comprehensive insurance program that insures liability and property consistent with good industry practices. The program is designed to mitigate risks and protect against significant loss. However, the Company is not fully insured against all these risks, nor are all such risks insurable.

The reserve and recovery information contained in the Company's independent reserve evaluation is only an estimate. The actual production and ultimate recovery of reserves from the properties may be greater or less than the estimates prepared by the independent reserve engineers. A significant portion of the Company's assets is the Ferrier property whose relatively short production history may make estimates on this property more subject to revisions. The reserve report was prepared using commodity prices in place at the end of the year. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Company, the present value of the estimated future cash flows for the reserves would be reduced and the reduction could be significant.

Financial risks include exposure to fluctuation in commodity prices, currency exchange rates and interest rates. To mitigate the risks, the Company may enter into physical contracts for the sale of crude oil, natural gas liquids and natural gas at fixed prices. The Company may also institute financial hedging techniques for interest rates, currency exchange rates and commodity prices. If utilized, such transactions would be subject to certain limits on term and amount as established by the Board of Directors.

OIL AND GAS RISKS

Inherent in development of oil and gas reserves are risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. In addition, a major market risk exposure is in the pricing applicable to our oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to our Canadian oil and natural gas production. Prices received for oil and gas production have been and remain volatile and unpredictable. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that non-cash write-downs of our oil and gas properties could occur under the full-cost accounting method allowed by the U.S. Securities and Exchange Commission (SEC). Under these rules, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis to ensure that capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion and amortization, and deferred income taxes, do not exceed the "ceiling." This ceiling is the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects. If capitalized costs exceed this limit, the excess is charged to additional depletion, depreciation and accretion expense. The calculation of estimated future net cash flows is based on the prices for crude oil and natural gas in effect on the last day of each fiscal quarter except for volumes sold under long-term contracts. Write-downs required by these rules do not impact cash flow from operating activities; however, as discussed above, sustained low prices would have a material adverse effect on future cash flows.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We have entered into indemnification agreements with all of our directors and officers, which provides for the indemnification and advancement of expenses by us. There is no pending litigation or proceeding involving any director or officer of for which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years. The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each separate contract. The total commitment over the life of these contracts is estimated to be $17.7 million as outlined is the table below:

(in US$ thousand's)

                                    2007     2008     2009     2010     TOTAL
                                   ------   ------   ------   ------   -------
Estimated minimum lease payments   $3,300   $6,600   $4,950   $2,805   $17,655
                                   ======   ======   ======   ======   =======

SUMMARY OF QUARTERLY RESULTS
(in US$ thousand's except for percentages and per share amounts)

2006 QUARTER ENDED

                                                   MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                                   --------   -------   ------------   -----------
Revenue before royalties                           $ 4,637    $ 8,639     $  7,096      $  4,881
Net loss applicable to common shareholders         $   (22)   $   468     $(61,555)     $(16,449)
Net loss per share - basic                         $  0.00    $  0.03     $  (4.12)     $  (1.07)
Net loss per share - diluted                       $  0.00    $  0.03     $  (4.12)     $  (1.07)
Capital expenditures (includes non-cash amounts)   $31,126    $10,011       32,521      $  3,326
Production (BOE/d)                                   1,250      2,277        1,757         1,278

2005 QUARTER ENDED

                                                   MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                                   --------   -------   ------------   -----------
Revenue before royalties                            $1,740     $1,994      $3,294        $ 2,631
Net income applicable to common shareholders        $  134     $  865      $  446          ($302)
Net income per share - basic                        $ 0.01     $ 0.06      $ 0.03         ($0.02)
Net income per share - diluted                      $ 0.01     $ 0.05      $ 0.03         ($0.02)
Capital expenditures (includes non-cash amounts)    $7,313     $7,322      $1,382        $27,691
Production (BOE/d)                                     585        583         759            596

OUTSTANDING SHARE DATA

As of March 27, 2007, there are 14,695,826 common shares outstanding, 1,492,500 stock options outstanding, 274,750 share purchase warrants outstanding, 2,515,003 common shares reserved for issuance upon conversion of the convertible redeemable notes, and 1,797,498 common shares reserved for issuance upon conversion of the convertible redeemable preferred shares.

CRITICAL ACCOUNTING POLICIES

POLICIES AND THE USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by the Company can be found in note 1 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfill its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for property and equipment and asset retirement obligations. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expense to the statement of operations, are subject to a number of judgments about future events, many of which are beyond managements control. Reserve recognition is central to much of the accounting for an oil and gas company as described below.

RESERVES RECOGNITION

Underpinning the Company's oil and gas assets are its oil and gas reserves. Detailed rules and industry practice, to which the Company adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves by independent engineers is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserve estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year end commodity prices with a cost profile based on current operations. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to the those reserves, although not separately reported on the Company's balance sheet or statement of operations, impact the Company's reported net income (loss) through the depletion and depreciation of the Company's property and equipment and the provision for future asset retirement obligations.

The Reserves Committee of the Company's Board of Directors reviews the Company's reserves booking process and related public disclosures. The primary responsibilities of the Reserve Committee of the Board of Directors include amongst other things, reviewing the Company's reserves and recommending to the Board of Directors, the Company's annual reserve report as prepared by the Company's independent reserves engineers and other oil and gas information.

DEPLETION AND DEPRECIATION EXPENSE (D&D)

The Company follows the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs relating to the exploration for and the development of oil and natural gas reserves including land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling of productive and non-productive wells and general and administrative costs directly related to exploration and development activities. Proceeds from the disposal of properties are applied as a reduction of costs without the recognition of a gain or loss except where such disposals significantly alter the relationship between costs and reserves.

Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated proven oil and natural gas reserves before royalties as determined by independent engineers. Properties are evaluated on a quarterly basis by the Company's internal engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis. Costs related to unproven properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves exist or if impairment has occurred.

In performing its quarterly ceiling test, the Company limits, on a country-by-country basis, the capitalized costs of proved oil and gas properties, net of accumulated depletion, depreciation and amortization ("DD&A") and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves based on period-end prices, discounted at 10 percent, net of related tax effects, plus the value of unproved properties. If capitalized costs exceed this limit, the excess is charged to additional DD&A expense.

Given the volatility of oil and gas prices, it is reasonably possible that the Company's estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that write-downs of petroleum and natural gas properties could occur, as demonstrated by the write-downs in 2006.

ASSET RETIREMENT OBLIGATIONS

The Company follows SFAS No 143. "Accounting for Asset Retirement Obligations", which requires that an asset retirement obligation ("ARO") associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company's credit-adjusted risk-free interest rate. The Company's asset retirement obligations primarily relate to the plugging and abandonment of petroleum and natural gas properties.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the petroleum and natural gas properties balance.

FOREIGN CURRENCY TRANSLATION

As the majority of the Company's operating activities are in Canada, the Company uses the Canadian dollar as its functional currency. The Company's operations are translated for financial statement reporting purposes into United States dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, using the current rate method. Under this method, all assets and liabilities are translated at the period end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the period. Exchange differences arising on translation are classified as other comprehensive income in a separate component of stockholders' equity.

Monetary assets and liabilities denominated in a currency other than the Company's functional currency are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in a currency other than the Company's functional currency are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses are reflected in the Consolidated Statement of Operations for the period except for convertible redeemable preferred shares for which exchange gains or losses are recorded in stockholder's equity.

STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan which reserves shares of common stock for issuance to key employees, consultants and directors. The Company accounts for grants issued under this plan using the fair value recognition provisions of Statement of Financial Accounting Standards No. 123-R, Accounting for Stock-Based Compensation ("SFAS 123-R"). Under these provisions, the cost of options granted is charged to net loss with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option pricing model.

CONVERTIBLE DEBT INSTRUMENTS

When convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivative instruments to be bifurcated determined using the Black Scholes model. The remaining proceeds, if any, are then allocated to the host instruments, usually resulting in those instruments being recorded at a discount from their face amount.

To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

INTERNAL CONTROLS

Due to the limited number of staff at the Company, there is an inherent weakness in the system of internal controls due to our inability to achieve segregation of duties across all significant financial close and reporting processes. Our limited number of staff also results in weaknesses with respect to accounting for complex and non-routine accounting transactions as the Company does not have a sufficient number of finance personnel with technical accounting knowledge to address all complex and non-routine accounting matters that may arise, or may not recognize, or act on information due to their lack of technical accounting knowledge. As a result of these weaknesses there is no guarantee that a material misstatement would not be prevented or detected. These items have been classified as material weaknesses. Management and Board review are utilized to mitigate the risk of material misstatement in financial reporting. We plan to remediate these weaknesses by expanding the number of qualified individuals in our financial reporting area as we grow the Company.

IMPACT OF NEW ACCOUNTING POLICIES

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

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FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that Fas 157 will have on its consolidated financial statements.

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115", ("FAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.